AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street Vancouver, BC, V6C 1T1
Ph: (604) 682-3701 Fax 9604) 682-3600

December 16, 2002

NEWS RELEASE

Further to the Company’s News Release of November 19, 2002 and November 20, 2002 the Company is pleased to announce that the Mortgage Bond holders have approved the proposed extension of the maturity date to October 25, 2003.

On behalf of the Board:

“Louis Wolfin”

Louis Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.